Exhibit 99.1

HUDBAY MINERALS INC.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the three and six months ended

June 30, 2015

NOTES TO READER

This Management’s Discussion and Analysis (“MD&A”) dated July 29, 2015 is intended to supplement HudBay Minerals Inc.’s unaudited condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2015 and 2014 (the “consolidated interim financial statements”). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board.

Additional information regarding HudBay Minerals Inc., including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), audited consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in Canadian dollars unless otherwise noted.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries as at June 30, 2015. “Hudbay Peru” refers to HudBay Peru S.A.C., our wholly-owned subsidiary which owns a 100% interest in the Constancia project, and “Augusta” and “Hudbay Arizona” refer to HudBay Arizona Corporation (formerly named Augusta Resource Corporation), our wholly-owned subsidiary, which indirectly owns a 92.05% interest in the Rosemont project.

Forward-Looking Information

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at our mines and processing facilities, anticipated production from our projects and events that may affect our operations and development projects, including a strike action that has been commenced by one union at our Manitoba operations, the anticipated effect of external factors on revenue, such as commodity prices, the potential to refurbish the recently acquired New Britannia mill and utilize it to process ore from our Lalor mine, the anticipated exploration and development expenditures and activities and the possible success of such activities at Lalor and elsewhere, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, business and acquisition strategies, and the anticipated closing of our amended credit facility. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals we produce;

•                  no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates;

•                  the ability to successfully carry out our contingency plan for labour disruptions at our Manitoba operations as a result of the strike action that has been commenced by one union;

•                  the supply and availability of concentrate for our processing facilities;

•                  the supply and availability of third party processing facilities for our concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  the ability to successfully resolve logistical issues with respect to the transportation and shipping of concentrates;

•                  no significant unanticipated operational or technical difficulties;

•                  the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

•                  the availability of additional financing, if needed;

•                  the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

•                  our ability to secure required land rights to mine the Pampacancha deposit in Peru;

•                  maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia and Rosemont projects and First Nations communities surrounding our Lalor and Reed mines;

•                  no significant unanticipated challenges with stakeholders at our various projects;

•                  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

•                  no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the permitting of the Rosemont project and related legal challenges), risks associated with labour disruptions at our Manitoba operations, dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, planned infrastructure improvements in Peru (including the expansion of the port in Matarani) not being completed on schedule, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

Presentation of Non-IFRS Financial Performance Measures

We use realized prices as a non-IFRS financial performance measure in our MD&A. For a detailed description, please see the discussion under “Financial Review” beginning on page 13 of our MD&A. In addition, we use operating cash flow per share and cash cost per pound of copper produced as non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 28 of our MD&A.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia project has been approved by Cashel Meagher, P. Geo, our Vice President, South America Business Unit. The technical and scientific information related to all other sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for our material properties as filed by us on SEDAR at www.sedar.com.

OUR BUSINESS

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba, Saskatchewan and Cusco (Peru) and a copper project in Arizona (United States). We also have equity investments in a number of junior exploration companies. Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to become a top-tier operator of long-life, low cost mines in the Americas. Our mission is to create sustainable value through increased commodity exposure on a per-share basis, in high quality and growing long-life deposits in mining-friendly jurisdictions. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol “HBM” on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. We also have warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

SUMMARY

In the second quarter of 2015, operating cash flow before stream deposit and change in non-cash working capital increased to $20.7 million from $11.8 million in the second quarter of 2014.

The net loss and loss per share in the second quarter of 2015 were $55.2 million and $0.24, respectively, compared to net income and income per share of $0.3 million and nil, respectively, in the second quarter of 2014. Net loss and loss per share in the second quarter of 2015 were affected by, among other things, the following items:

	Pre-tax	After-tax	Per share
	loss	loss	loss
	($ millions)	($ millions)	($/share)

Lalor concentrator impairment charge	(24.6)	(16.2)	(0.07)

Pension expense arising from new collective bargaining agreements	(21.1)	(13.9)	(0.06)

Non-cash deferred tax adjustments	—	(8.0)	(0.03)

Cash flow from operations was positively impacted by increased revenue as a result of significant increases in production of all metals as our Constancia mine achieved commercial production at the end of April 2015. Copper, gold, silver and zinc production increased by 270%, 37%, 301% and 9%, respectively, in the second quarter of 2015 compared to the same period in 2014. In addition, cash costs per pound of copper produced, net of by-product credits, declined by 37% to US$1.29. Our business benefited from slightly higher production volumes in Manitoba, weaker local currencies, lower energy and other input costs and the achievement of commercial production from the large-scale Constancia mine during the second quarter.

While improved when compared to the prior year, cash flow from operations and net earnings were negatively impacted by unsold copper, gold, and silver during the quarter. At quarter end, we had approximately 73,100 tonnes of unsold copper concentrate containing 19,200 tonnes of copper, 30,300 ounces of gold and 579,300 ounces of silver. Shipments from the Constancia mine to the port in Matarani were constrained during May and June by several factors including truck availability, protests along the lower part of the trucking route, unrelated to Constancia, and road refurbishment activities along the route that increased cycle times for concentrate trucks. Steps have been taken to increase the size of the trucking fleet, and the excess inventory is expected to be drawn down over the second half of 2015. Also, cash flow from operations was negatively affected by a $10.5 million increase in cash taxes, when compared to the prior year’s quarter, as gross profit, before depreciation and the non-cash pension expense, increased by 68% to $63.4 million.

In addition to the pension expense resulting from pension enhancements agreed to as part of the Manitoba collective bargaining process and the Lalor concentrator impairment charge, net earnings were also negatively affected by higher depreciation resulting from commercial production at Constancia and Lalor and higher interest expense as we are no longer capitalizing interest related to the Constancia project.

The Constancia mine commenced production in December 2014, and achieved commercial production on April 30, 2015. Ocean shipments began in April 2015, and the mine and concentrator are currently processing ore at or above design capacity. We expect to achieve full year 2015 production and operating cost guidance for all of our operations.

As at June 30, 2015, we had total pro-forma available and committed liquidity of approximately $436.6 million, including $143.3 million in cash and cash equivalents and availability under our committed credit facilities. This does not include over $100 million in cash flow from the sale of excess copper concentrate inventory and value added tax refunds from the Peruvian government expected in the second half of 2015. We expect that our current liquidity and expected cash flows will be sufficient to meet our liquidity needs for 2015.

KEY FINANCIAL AND PRODUCTION RESULTS

Financial Condition ($000s)	Jun. 30, 2015	Dec. 31, 2014

Cash and cash equivalents	143,271	207,273
Working capital	141,825	101,124
Total assets	6,191,511	5,627,508
Equity	2,568,617	2,446,720

Financial Performance

		Three months ended		Six months ended
(in $ thousands, except per share and		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
cash cost amounts)		2015	2014	2015	2014

Revenue		185,779	139,329	346,431	246,108
(Loss) profit before tax		(57,102)	6,843	(70,173)	(17,296)
Basic and diluted (loss) earnings per share[1]		(0.24)	—	(0.34)	(0.14)
(Loss) profit		(55,218)	252	(78,921)	(26,967)

Operating cash flows before stream deposit and change in non-cash working capital		20,661	11,764	44,717	7,130

Operating cash flow per share [2]		0.09	0.06	0.19	0.04

Cash cost per pound of copper produced, net of by-product credits - US$ [2]		1.29	2.04	1.33	2.32

Production
Contained metal in concentrate[3]
Copper	tonnes	36,212	9,778	51,220	17,733
Gold	oz	23,217	16,982	46,892	35,630
Silver	oz	779,364	194,350	1,090,232	381,351
Zinc	tonnes	23,486	21,481	46,392	40,776

Metal Sold
Payable metal in concentrate
Copper	tonnes	25,868	8,366	36,863	13,905
Gold	oz	15,175	18,741	27,525	29,507
Silver	oz	428,095	191,098	528,411	293,907
Refined zinc	tonnes	25,657	24,351	49,436	45,455

1     Attributable to owners of the Company.

2     Operating cash flow per share and cash cost per pound of copper produced, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 28 of this MD&A.

3     Metal reported in concentrate is prior to refining losses or deductions associated with smelter contract terms.

RECENT DEVELOPMENTS

Acquisition of New Britannia Mine and Mill

On May 4, 2015, we closed a transaction to acquire a 100% interest in the New Britannia mine and mill, located in Snow Lake, Manitoba. While there are presently no plans to bring the New Britannia mine back into production, based on our initial review, we believe the New Britannia mill (the “NBM Mill”), if refurbished, has the potential to process approximately 2,000 tonnes per day of gold zone ore from the Lalor mine.

The NBM Mill historically operated as a two-stage crushing and grinding carbon-in-pulp circuit, producing gold doré on site, and is currently on care and maintenance. The expected refurbishment of the NBM Mill would increase total processing capacity in the Snow Lake area and, based on our initial review, is expected to have a relatively low capital cost compared to the cost of a new concentrator. Historical gold recoveries at the NBM Mill on New Britannia ore have been in the 90% range compared to approximately 60% recoveries that are typical of a base metal concentrator. The NBM Mill has tailings capacity that is permitted, and the historical tailings are a potential source of feed for a new paste backfill plant at Lalor.

As a result of the acquisition of the NBM Mill, we no longer plan to construct a new concentrator at Lalor. During the three months ended June 30, 2015, we recognized an impairment loss of $24.6 million related to our Lalor concentrator assets in Snow Lake, Manitoba.

Revolving Credit Facility

We have received commitments from our current lenders to increase the size of our corporate revolving credit facility from US$300 million to US$400 million. The upsized credit facility will be on substantially similar terms to our existing revolving credit facility and will be repayable in March 2018. We expect to complete definitive documentation for the credit facility amendments during the third quarter of 2015.

Collective Bargaining Agreements

The collective agreements with each of the seven labour unions representing employees at our Manitoba business unit expired on December 31, 2014. The members of the International Association of Machinists and Aerospace Workers, Local No. 1848 have been on strike since May 2, 2015. The other six unions, representing approximately 88% of our employees in Manitoba, have ratified new three year agreements that provide enhancements to wage rates, pensions and benefits. Operations are continuing at our Manitoba operations under a comprehensive contingency plan.

Dividend Declaration

We declared a semi-annual dividend of $0.01 per share on July 29, 2015. The dividend will be paid on September 30, 2015 to shareholders of record as of September 11, 2015.

Conversion to US Dollar Reporting

Following the declaration of commercial production at Constancia, we have determined that, effective July 1, 2015, the appropriate functional currency of our corporate entity has changed from Canadian dollars to US dollars. In addition, we intend to change our reporting currency to US dollars effective with our financial reports for the three and nine months ending September 30, 2015.

MANITOBA OPERATIONS REVIEW

		Three months ended		Six months ended		Guidance
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
		2015	2014	2015	2014	2015
Ore mined	tonnes	624,195	625,656	1,276,551	1,207,729
Ore milled	tonnes	624,886	605,837	1,263,469	1,163,580
Copper	%	1.69	1.82	1.79	1.71
Zinc	%	4.40	4.13	4.25	4.10
Gold	g/tonne	1.77	1.59	1.76	1.66
Silver	g/tonne	17.22	20.65	17.65	20.84

Copper concentrate	tonnes	43,738	41,608	89,799	75,779
Concentrate grade	% Cu	22.27	23.50	23.06	23.40

Zinc concentrate	tonnes	45,523	41,528	90,475	79,171
Concentrate grade	% Zn	51.59	51.73	51.27	51.50

Copper recovery	%	91.9	88.7	91.4	88.9
Zinc recovery	%	85.3	85.8	86.4	85.5
Gold recovery	%	54.1	54.9	57.9	57.5
Silver recovery	%	54.5	48.3	55.9	48.9

Contained metal in concentrate produced
Copper	tonnes	9,738	9,778	20,705	17,733	40,000-50,000
Zinc	tonnes	23,486	21,481	46,392	40,776	95,000-120,000
Gold	oz	19,276	16,982	41,325	35,630
Silver	oz	188,472	194,350	401,019	381,351
Precious metals[1]	oz	22,417	20,158	48,009	42,001	85,000-105,000

Combined operating costs (mines and mills)[2]	$/tonne	89.33	71.37	85.19	73.05	73 - 88
Copper cash costs, net of by-product credits[3,4]	US$/lb	1.39	2.04	1.42	2.32

1     For 2015 precious metals production and guidance, silver is converted to gold at a ratio of 60:1. For 2014 precious metals production, silver is converted to gold at realized prices.

2     Reflects combined mine and mill costs per tonne of ore milled.

3     Combined operating costs and copper cash costs, net of by-product credits, exclude costs and tonnes associated with pre-commercial production output.

4     Copper cash costs, net of by-product credits are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 28 of our MD&A.

For the second quarter of 2015, ore processed was 3% higher compared to the same period of 2014 primarily as a result of increased production at Lalor partially offset by lower production at our 777 mine. Compared to the second quarter of 2014, zinc and gold grades were 7% and 11% higher, and copper and silver grades were 7% and 17% lower as a result of normal mine sequencing. Recoveries of zinc and gold in the second quarter of 2015 were consistent with the same period of 2014, and recoveries of copper and silver in the second quarter of 2015 were 4% and 13% higher compared to the same period of 2014 as a result of higher copper ore grades received by the Flin Flon concentrator. Combined operating costs per tonne of ore processed in the second quarter of 2015 were 25% higher, compared to the same period in 2014, primarily due to increased production at our Snow Lake operations which have higher unit costs, as well as increased unit costs at our Flin Flon operations resulting from decreased production at the 777 mine.

Year-to-date ore processed was 9% higher than the same period in 2014 as a result of increased production from Lalor and Reed. Year-to-date copper, zinc and gold grades were 5%, 4% and 6% higher, respectively, and  silver grades were 15% lower compared to the same period of 2014 as a result of normal mine sequencing. Year-to-date recoveries of copper, zinc and gold were consistent with the same period of 2014. Recoveries of silver were 14% higher compared to the same period of 2014 as a result of result of higher copper ore grades received by the Flin Flon concentrator. Combined operating costs per tonne of ore processed year-to-date in 2015 were 17% higher, compared to the same period in 2014, primarily due to the same factors that affected second quarter production and costs.

Metal production and combined operating costs per tonne in Manitoba are expected to be within guidance ranges for 2015.

Zinc Plant

		Three months ended		Six months ended		Guidance
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
Zinc Production		2015	2014	2015	2014	2015

Zinc Concentrate Treated
Domestic	tonnes	45,277	35,825	86,190	66,251
Purchased	tonnes	7,008	18,522	16,407	34,769
Total	tonnes	52,285	54,347	102,597	101,020	190,000-235,000

Refined Metal Produced
Domestic	tonnes	21,928	17,156	41,960	32,693
Purchased	tonnes	3,594	9,313	8,343	17,531
Total	tonnes	25,522	26,469	50,303	50,224	95,000-120,000

		Three months ended		Six months ended		Guidance
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
Unit Operating Costs		2015	2014	2015	2014	2015
Zinc Plant	$/lb	0.34	0.34	0.36	0.37	0.31 - 0.38

Production of cast zinc and operating costs per pound of zinc metal produced in the second quarter and the first six months of 2015 were relatively consistent compared to the same periods in 2014.

Metal Sold

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2015	2014	2015	2014

Payable metal in concentrate
Copper	tonnes	7,463	8,366	18,458	13,905
Gold	oz	11,952	18,741	24,302	29,507
Silver	oz	108,198	191,098	208,514	293,907

Refined zinc	tonnes	25,657	24,351	49,436	45,455

Limitations on rail service resulted in a continued build up of copper concentrate inventory. However, additional leased rail cars are expected to enter service during the third quarter which is expected to draw down Manitoba inventory levels.

Lalor Copper-Gold Zone Exploration Results

The Phase 1 copper-gold zone drill program at Lalor included a total of 14 holes (totalling approximately 4,500 metres) drilled from the 1,025 metre level; assay results from seven holes were released with our first quarter results in May. Assay results from the remaining seven holes are shown in the table on the following page and were similar to those from previous holes, confirming a high grade thick core down the middle of the main zone with decreasing grade and thickness towards the contacts, as well as separate hanging wall and footwall mineralization.

The Phase 2 exploration ramp extension to the north, which will allow testing of the copper-gold zones down plunge, and step out drilling to the east and west, is progressing well and is expected to be complete by the end of August. Drilling from the Phase 2 exploration ramp is anticipated to commence in September 2015 with approximately 8,500 metres of drilling planned. The Phase 2 portion of the ramp development continues to maintain a drift size capable of accommodating future mine equipment and related infrastructure for mining the copper-gold zones.

Hole[1]	Cu-Au Zone	Core Length[2](m)	From (m)	To (m)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)

LX0007	Hanging wall	7.20	127.80	135.00	1.47	5.95	8.11	0.07
LX0007	Main	26.53	159.22	185.75	4.04	11.30	27.53	0.41
LX0008	Main	0.52	175.96	176.48	0.43	1.34	5.90	0.02
LX0009	Hanging wall	2.83	127.17	130.00	2.03	2.73	5.80	0.06
LX0009	Main	24.10	160.20	184.30	5.28	17.46	43.44	0.84
LX0010	Hanging wall	8.75	91.75	100.50	0.02	2.34	4.82	0.01
LX0010	Hanging wall	3.08	114.56	117.64	2.57	9.78	45.22	0.15
LX0010	Main	0.37	184.58	184.95	3.09	11.45	36.69	0.06
LX0011	Hanging wall	5.55	146.75	152.30	4.79	22.62	27.95	0.19
LX0011	Main	3.96	158.54	162.50	2.12	5.77	6.81	0.11
LX0011	Main	13.50	168.50	182.00	5.60	12.37	20.42	0.26
LX0011	Main	4.49	192.91	197.40	2.28	3.09	11.04	0.22
LX0012	Hanging wall	7.02	122.82	129.84	3.15	7.25	1.04	0.08
LX0012	Main	0.43	169.11	169.54	0.33	1.27	7.99	0.00
LX0014	Main	18.76	205.24	224.00	5.94	11.52	19.14	0.32
LX0014	Main	3.96	229.00	232.96	3.00	1.74	15.15	0.19
LX0014	Footwall	7.45	248.55	256.00	2.66	2.82	12.59	0.22

1     The quality assurance and quality control measures and the sampling, analytical and testing procedures that were applied and utilized during the execution of the exploration work at Lalor were substantially similar to those discussed in the Technical Report for Lalor that was previously filed on SEDAR, titled Pre-Feasibility Study Technical Report, on the Lalor Deposit, Snow Lake, Manitoba, Canada, effective as of March 29, 2012.  There are no drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the preliminary results.

2     Due to varying angles of the drill holes and almost flat-lying nature of the copper-gold zone, true width is approximately 50% to 100% of core length.

	Collar Location
Hole	NAD83 Zone 14 East	NAD83 Zone 14 North	Distance Below Surface (m)	Core Size	Azimuth (degrees)	Dip (degrees)	Length (m)

LX0007	426782	6081349	1,021	NQ	185.9	-68	227.4
LX0008	426783	6081349	1,021	NQ	160.9	-66	230.4
LX0009	426782	6081349	1,021	NQ	185.9	-77	230.4
LX0010	426784	6081349	1,021	NQ	146.9	-73	317.4
LX0011	426784	6081357	1,021	NQ	150.0	-83	224.4
LX0012	426782	6081356	1,021	NQ	234.0	-83	227.3
LX0014	426786	6081394	1,022	NQ	37.1	-81	272.0

CONSTANCIA OPERATIONS REVIEW

		Three months ended		Six months ended		Guidance
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
		2015	2014	2015	2014	2015

Ore mined [1]	tonnes	7,235,552	—	8,388,021	—
Ore milled	tonnes	6,583,232	—	9,016,714	—
Copper	%	0.61	—	0.56	—
Gold	g/tonne	0.06	—	0.07	—
Silver	g/tonne	6.12	—	5.90	—

Copper concentrate	tonnes	93,994	—	109,844	—
Concentrate grade	% Cu	28.17	—	27.78	—

Copper recovery	%	66.3	—	60.3	—
Gold recovery	%	30.9	—	28.2	—
Silver recovery	%	45.6	—	40.3	—

Contained metal in concentrate produced
Copper	tonnes	26,474	—	30,515	—	100,000 - 125,000
Gold	oz	3,941	—	5,567	—
Silver	oz	590,892	—	689,213	—
Precious metals [2]	oz	13,789	—	17,054	—	50,000 - 65,000

Combined unit operating costs [3,4]	US$/tonne	9.22	—	9.22	—	9.00 -10.90

Copper cash costs, net of by-product credits[4,5]	US$/lb	1.23	—	1.23	—

1     Ore mined for the six months ended June 30, 2015 reflects the correction of a reconciliation error affecting previously reported production for the three months ended March 31, 2015.

2     For precious metals production and guidance, silver is converted to gold at a ratio of 60:1.

3     Reflects combined mine and mill costs per tonne of ore milled. Peru operations combined mine and mill unit costs include G&A costs and reflect the deduction of expected deferred stripping costs.

4     Combined operating costs and cash costs, net of by-product credits, exclude costs and tonnes associated with pre-commercial production output.

5     Copper cash costs, net of by-product credits are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 28 of our MD&A. These cost statistics reflect May and June results subsequent to the declaration of commercial production on May 1, 2015, while production volumes include production before and after the declaration of commercial production.

Mining operations continue to progress as planned and cost optimization is underway. Equipment availabilities are within design parameters and both loading and hauling efficiencies are consistent with expectations.

Optimization of plant performance was a primary focus in the later part of the second quarter of 2015 in response to normal ramp up challenges regarding ore blending and recoveries. Coordination among the mine planning, mine operations and plant operations groups has resulted in progress, and recoveries are now in line with our expectations. Daily ore throughput continues to meet ramp-up milestones. Since the end of the second quarter, daily ore throughput has averaged approximately 80,000 tonnes and copper recoveries have averaged approximately 75%.

During the second quarter, shipments of copper concentrate from the Constancia mine to the port in Matarani were constrained by several factors including truck availability, protests along the lower part of the trucking route, unrelated to Constancia, and road refurbishment activities along the route that increased cycle times for concentrate trucks.

Steps have been taken to increase the size of the trucking fleet, and the excess inventory is expected to be drawn down over the second half of 2015.

Commissioning of the molybdenum flotation circuit commenced late in the second quarter of 2015, and ramp up of production is planned during the third quarter.

Metal production and combined operating costs per tonne at Constancia are expected to be within guidance ranges for 2015.

Metal Sold

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2015	2014	2015	2014

Payable metal in concentrate
Copper	tonnes	18,405	—	18,405	—
Gold	oz	3,223	—	3,223	—
Silver	oz	319,897	—	319,897	—

FINANCIAL REVIEW

Financial Results

In the second quarter of 2015, we recorded a loss of $55.2 million compared to a profit of $0.3 million for the same period in 2014, a decrease of $55.5 million.

Year-to-date 2015, we recorded a loss of $78.9 million compared to a loss of $27.0 million in the same period in 2014, an increased loss of $51.9 million.

The following table provides further details on these variances:

	Three months ended	Six months ended
(in $ millions)	Jun. 30, 2015	Jun. 30, 2015

Increase (decrease) in components of profit or loss:
Revenues	46.5	100.3
Cost of sales
Mine operating costs	(42.0)	(73.0)
Depreciation and amortization	(13.4)	(29.9)
Tax and other	(46.6)	(49.3)
Increased loss for the period	(55.5)	(51.9)

For the second quarter of 2015, we increased our gross profit before depreciation by $25.6 million, after excluding from mine operating costs a $21.1 million one-time adjustment for pension past service cost related to new collective bargaining agreements in Manitoba. This increase to gross profit is mainly the result of higher sales volumes resulting from increased production at our Lalor and Reed mines and the achievement of commercial production at Constancia, which resulted in sales revenues being recorded in the second quarter, after pre-commercial production concentrate was sold. Depreciation for the second quarter of 2015 was $13.4 million higher compared to the same period in 2014. This relates primarily to depreciation being recorded at Constancia following the achievement of commercial production effective May 1, 2015 as well as increased depreciation at Lalor following commissioning of the main production shaft in 2014.  Tax and other costs were higher in the second quarter of 2015 as a result of a non-cash impairment loss of $24.6 million related to our Lalor concentrator assets in Snow Lake, Manitoba as well as higher interest expense as interest related to our long-term debt is no longer being capitalized to the Constancia project effective May 1, 2015.

Year-to-date, after excluding the pension past service costs, we increased our gross profit before depreciation by $48.4 million.  This is mainly the result of higher sales volumes resulting from increased production at Reed, Lalor, and Constancia.  Offsetting this was higher interest and depreciation expense as well as the non-cash impairment loss related to our Lalor concentrator assets.

Revenue

Total revenue for the second quarter of 2015 was $185.8 million, $46.5 million higher than the same period in 2014, primarily as a result of higher sales volumes with the completion of the Constancia mine and favourable movements in the foreign exchange rate partially offset by lower copper prices, gold sales volumes and higher treatment and refining charges.

Year-to-date revenue was $346.4 million, $100.3 million higher than the same period in 2014, primarily as a result of the completion of the Constancia mine and favourable movements in the foreign exchange rate partially offset by lower copper prices. The following table provides further details of this variance:

	Three months ended	Six months ended
(in $ millions)	Jun. 30, 2015	Jun. 30, 2015

Metals prices[1]
Lower copper prices	(12.0)	(19.4)
Higher zinc prices	3.0	5.1
Higher gold prices	3.1	4.4
Higher silver prices	0.8	0.8

Sales volumes
Higher copper sales volumes	123.5	164.8
Higher zinc sales volumes	3.2	9.8
Lower gold sales volumes	(6.8)	(4.5)
Higher silver sales volumes	3.5	3.4

Other
Favourable movement in foreign exchange rates	15.4	33.4
Derivative mark-to-market increase (decrease)	5.8	(4.6)
Pre-production revenue increase	(77.3)	(72.8)
Other volume and pricing differences	(0.4)	0.3
Effect of higher treatment and refining charges	(15.3)	(20.4)
Increase in revenue in 2015 compared to 2014	46.5	100.3

1 See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ millions)	2015	2014	2015	2014

Copper	183.3	59.9	264.1	106.6
Zinc	74.2	59.9	141.0	112.1
Gold	23.4	25.9	42.5	40.0
Silver	8.7	4.2	11.1	6.6
Other	0.7	1.3	2.4	2.3
Gross revenue[1]	290.3	151.2	461.1	267.6
Treatment and refining charges	(24.0)	(8.8)	(34.2)	(13.8)
Pre-production revenue	(80.5)	(3.1)	(80.5)	(7.7)
Revenue	185.8	139.3	346.4	246.1

1     Copper, zinc, gold and silver revenues include unrealized gains and losses related to non-hedge derivative contracts including costless collars that are not included in realized prices.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

Our realized prices for the second quarter and year-to-date 2015 and 2014 are summarized below:

			Realized prices[1] for the			Realized prices[1] for the
			Three months ended			Six months ended
		LME QTD	Jun. 30,	Jun. 30,	LME YTD	Jun. 30,	Jun. 30,
		2015[2]	2015	2014	2014[2]	2015	2014

Prices in US$
Copper[3]	US$/lb	2.75	2.61	3.28	2.69	2.65	3.11
Zinc[3]	US$/lb	1.00	1.08	1.03	0.97	1.06	1.02
Gold[3,4]	US$/oz		1,397	1,343		1,392	1,316
Silver[3,4]	US$/oz		17.47	21.95		18.39	21.98

Prices in C$
Copper[3]	C$/lb	3.38	3.21	3.58	3.32	3.26	3.41
Zinc[3]	C$/lb	1.22	1.32	1.12	1.20	1.31	1.11
Gold[3,4]	C$/oz		1,540	1,387		1,544	1,366
Silver[3,4]	C$/oz		20.22	22.45		21.03	22.64
Exchange rate[5]	US$1 to C$		1.22	1.08		1.22	1.08

1     Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate.

2     London Metal Exchange average for copper and zinc prices.

3     Copper, zinc, gold and silver revenues include unrealized gains and losses related to non hedge derivative contracts including costless collars that are not included in the above realized prices.

For the three months ended June 30, 2015, the unrealized components of the zinc derivative resulted in a loss of US$0.01/lb.

For the three months ended June 30, 2014, the unrealized components of derivatives resulted in a loss of US$0.3/lb; loss of US$0.01/lb; loss of US$3.22/oz, and loss of US$0.22/oz, respectively.

4     Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Silver Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments of US$400/oz for gold deliveries and US$5.90/oz for silver deliveries. See page 18 for details of metals sold under these streaming agreements.

5     Average exchange rate for the period for realized sales.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements.

Three months ended June 30, 2015

(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	183.3	74.2	23.4	8.7	0.7	290.3
Derivative mark-to-mark and other	—	0.7	—	—	—	0.7
Revenue excluding unrealized derivative mark-to-mark	183.3	74.9	23.4	8.7	0.7	291.0
Payable metal in concentrate sold [1]	25,868	25,657	15,175	428,095	—	—
Realized price [2,4]	7,085	2,919	1,540	20	—	—
Realized price [3,4]	3.21	1.32	—	—	—	—

Six months ended June 30, 2015

(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	264.1	141.0	42.5	11.1	2.4	461.1
Derivative mark-to-mark and other	1.3	1.2	—	—	—	2.5
Revenue excluding unrealized derivative mark-to-mark	265.4	142.2	42.5	11.1	2.4	463.6
Payable metal in concentrate sold [1]	36,863	49,436	27,525	528,411	—	—
Realized price [2,4]	7,200	2,877	1,544	21	—	—
Realized price [3,4]	3.26	1.31	—	—	—	—

Three months ended June 30, 2014

(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	59.9	59.9	25.9	4.2	1.3	151.2
Derivative mark-to-mark and other	6.1	0.3	0.1	—	—	6.5
Revenue excluding unrealized derivative mark-to-mark	66.0	60.2	26.0	4.2	1.3	157.7
Payable metal in concentrate sold [1]	8,366	24,351	18,741	191,098	—	—
Realized price [2,4]	7,889	2,473	1,387	22	—	—
Realized price [3,4]	3.58	1.12	—	—	—	—

Six months ended June 30, 2014

(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	106.6	112.1	40.0	6.6	2.3	267.6
Derivative mark-to-mark and other	(2.0)	(0.4)	0.2	0.1	—	(2.1)
Revenue excluding unrealized derivative mark-to-mark	104.6	111.7	40.2	6.7	2.3	265.5
Payable metal in concentrate sold [1]	13,905	45,455	29,507	293,907	—	—
Realized price [2,4]	7,523	2,458	1,366	23	—	—
Realized price [3,4]	3.41	1.11	—	—	—	—

1     Copper and zinc shown in tonnes and gold and silver shown in ounces.

2     Realized price for copper and zinc in C$/metric tonne and realized price for gold and silver in C$/oz.

3     Realized price for copper and zinc in C$/lb.

4     Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Metal Prices

Since the end of June 2015, copper and zinc prices have declined on concerns regarding Chinese economic activity. As at July 27, 2015, the LME spot copper and zinc prices were US$2.35/lb and US$0.88/lb. Although these declines are mitigated somewhat by depreciation in the Canadian dollar and Peruvian nuevo sol over the same period, continued weakness in copper and zinc prices could adversely impact our financial results and liquidity.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended		Six months ended
		Jun. 30, 2015		Jun. 30, 2015
		Manitoba	Peru	Manitoba	Peru

Gold	oz	9,490	3,223	16,119	3,224
Silver	oz	89,518	319,897	138,779	319,897

Gold deferred revenue drawdown rate	US$/oz	1,264.02	436.45	1,264.02	436.45
Gold cash rate	US$/oz	400.00	400.00	400.00	400.00

Silver deferred revenue drawdown rate	US$/oz	25.61	7.63	25.61	7.63
Silver cash rate	US$/oz	5.90	5.90	5.90	5.90

Gold deferred revenue drawdown rate[1]	C$/oz	1,242.78	535.77	1,242.78	535.77
Gold cash rate[1]	C$/oz	486.51	486.51	487.19	487.19

Silver deferred revenue drawdown rate[1]	C$/oz	25.18	9.37	25.18	9.37
Silver cash rate[1]	C$/oz	7.18	7.18	7.19	7.19

		Three months ended		Six months ended
		Jun. 30, 2014		Jun. 30, 2014
		Manitoba	Peru	Manitoba	Peru

Gold	oz	13,598	—	19,889	—
Silver	oz	144,955	—	206,817	—

Gold deferred revenue drawdown rate	US$/oz	965.19	—	965.19	—
Gold cash rate	US$/oz	400.00	—	400.00	—

Silver deferred revenue drawdown rate	US$/oz	17.89	—	17.89	—
Silver cash rate	US$/oz	5.90	—	5.90	—

Gold deferred revenue drawdown rate[1]	C$/oz	948.98	—	948.98	—
Gold cash rate[1]	C$/oz	432.00	—	432.00	—

Silver deferred revenue drawdown rate[1]	C$/oz	17.59	—	17.59	—
Silver cash rate[1]	C$/oz	6.37	—	7.45	—

1     Deferred revenue drawdowns are converted at the exchange rate in effect at the time of revenue recognition for Peru and at the time the initial deposit was received for Manitoba.   The fixed cash rate is converted at the average exchange rate in effect during the period of revenue recognition.

Cost of sales

Our detailed cost of sales is summarized as follows:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ thousands)	2015	2014	2015	2014

Manitoba mines	41,245	31,008	78,343	60,186
Manitoba concentrators	12,072	10,218	24,411	20,590
Zinc plant	19,019	19,559	40,069	41,031
Constancia mine	10,654	—	10,654	—
Constancia concentrator	26,438	—	26,438	—
Purchased ore and concentrate (before inventory changes)	12,993	31,524	29,095	49,051
Changes in domestic inventory	(48,905)	(10,191)	(52,080)	(33,436)
Depreciation and amortization - Manitoba	25,792	23,716	57,735	39,143
Depreciation and amortization - Peru	11,353	—	11,353	—
Other charges - Manitoba	50,852	19,385	79,790	45,363
Other charges - Peru	19,092	—	19,092	—
Cost of sales	180,605	125,219	324,900	221,928

Total cost of sales for the second quarter of 2015 was $180.6 million, reflecting an increase of $55.4 million from the second quarter of 2014. Mine, concentrator and depreciation costs were all higher as a result of each of the Lalor production shaft and Constancia being in commercial production.  These costs were partially offset by lower costs of purchased zinc concentrate due to less purchased concentrate being required as a result of increased domestic production. Other charges related to Peru increased by $19.1 million as a result of Constancia being in commercial production. Other charges related to Manitoba increased by $31.5 million and related primarily to past service pension costs of $21.1 million associated with new collective bargaining agreements in Manitoba. Other charges in Manitoba were favourably impacted in the second quarter of 2014 by a $5.7 million adjustment related to zinc inventory.

Year-to-date cost of sales was $324.9 million, an increase of $103.0 million compared to the same period in 2014. Mine, concentrator and depreciation costs were all higher as a result of Lalor, Reed and Constancia being in commercial production.  These costs were partially offset by lower costs of purchased zinc concentrate and purchased ore from our Reed mine joint venture partner, which started after commercial production was achieved on March 31, 2014. Other charges increased by $19.1 million as a result of Constancia being in commercial production, increased distribution costs as a result of increased sales volumes, as well as approximately $21.1 million of past service pension costs associated with new collective bargaining agreements in Manitoba.

For details on unit operating costs refer to the respective tables in the Operations Review section beginning on page 8 of this MD&A.

For the second quarter of 2015, other significant variances in expenses, compared to the same period in 2014, include the following:

•             Asset impairment expenses were $24.6 million in the second quarter of 2015 as a result the decision not to proceed with construction of a new concentrator at Lalor following the acquisition of the NBM Mill in May.

•             Finance expenses increased by $20.9 million compared to the same quarter in the prior year mostly as a result of the achievement of commercial production at Constancia effective May 1, 2015. This triggered the cessation of capitalization of interest costs associated with our senior unsecured notes resulting in the recognition of approximately $16.3 million of interest costs on the statements of income. In addition, there were higher other interest costs and amortization of finance fees which are a function of the expanded corporate senior secured revolving credit facility and the Constancia standby credit facility.

•             Other finance gains decreased by $8.3 million, compared to the same period in 2014, primarily as a result of:

•            Foreign exchange gains decreased by $5.7 million to $3.4 million compared to higher foreign exchange gains of $9.1 million in the same quarter of the prior year. The difference in gains on foreign exchange is a function of a higher degree of Canadian dollar strengthening versus the US dollar in the comparative period.

•            A fair value adjustment on the embedded derivative related to the senior unsecured notes resulted in a gain of $1.1 million in the second quarter of 2015 compared to a larger gain of $2.1 million in the second quarter of 2014.

•            Impairment, disposals and mark-to-market on available for sale investments and warrants was a loss of $1.9 million in the second quarter of 2015 compared to a loss of $0.3 million in the second quarter of 2014.

For 2015 year-to-date, other significant variances in expenses from operations, compared to 2014, include the following:

•             Selling and administrative expenses decreased by $2.3 million. The decrease was mostly due to pre-acquisition costs of $5.9 million associated with our acquisition of Augusta that were incurred in the same period of the prior year. This was partially offset by an increase in general support costs and an increase of $1.4 million in share based payment expenses for restricted share units as a result of newly issued share compensation for 2015 and an increasing company stock price in the year-to-date period.

•             Asset impairment expenses were $24.6 million as a result of the decision not to proceed with construction of a new concentrator at Lalor following the acquisition of the NBM Mill in May.

•             Loss on disposal of subsidiary of $6.5 million in the first quarter of 2014 is the result of the sale of our wholly owned subsidiary, Hudbay Michigan Inc.

•             Finance expenses increased by $22.9 million compared to the same quarter in the prior year and is primarily the result of the achievement of commercial production at Constancia effective May 1, 2015 and the recognition of approximately $16.3 million of interest costs as noted in the discussion of the second quarter variances above.

•             Other finance gains decreased by $8.8 million, compared to the same period in 2014, primarily as a result of:

•            Foreign exchange losses increased by $7.1 million to $6.6 million compared to foreign exchange gains of $0.5 million in the same period of the prior year. The losses on foreign exchange are a function of a weakening Canadian dollar versus the US dollar in the current period compared to minimal movement in the currencies in the comparative period.

•            Impairment, disposals and mark-to-market on available for sale investments was a loss of $3.6 million in first half of 2015 compared to losses of $1.1 million in the comparative period in 2014.

•            Mark-to-market on warrants resulted in a loss of $3.3 million in the first half of 2015.

•            The items above were partially offset by a fair value adjustment on the embedded derivative related to the senior unsecured notes resulting in a gain of $9.1 million in the first half of 2015 compared to a gain of $5.0 million in the first half of 2014.

The following is a breakdown of the impact of foreign currency translation to total equity:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ millions)	2015	2014	2015	2014

(Loss) gain on Peruvian nuevo sol denominated transactions, primarily cash translated to USD	(2.7)	0.8	(5.4)	(0.6)
Gain (loss) on revaluation of USD denominated long-term debt, interest expense accrued and intercompany balances, net of transaction costs and embedded derivative	7.6	13.8	(8.7)	(4.1)
Gain (loss) on revaluation of USD cash balances	0.6	(4.3)	6.5	4.0
(Loss) gain on working capital and other small entities	(2.1)	(1.2)	1.0	1.2
Total pre-tax gain (loss)	3.4	9.1	(6.6)	0.5
Total tax recovery (expense) related to translation	1.1	1.4	(0.1)	(0.9)
Total gain (loss) to the income statements	4.5	10.5	(6.7)	(0.4)
Cumulative translation adjustment (loss) gain in other comprehensive income related to translation of foreign operations, primarily Peru and Arizona	(45.6)	(54.2)	167.2	6.7
Total (decrease) increase to equity	(41.1)	(43.7)	160.5	6.3

Tax Expense

For the three and six months ended June 30, 2015 tax expense decreased by $8.5 million and $0.9 million, respectively, compared to the same period in 2014. The following table provides further details:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ thousands)	2015	2014	2015	2014

Non cash - income tax expense [1]	(14,190)	5,045	(5,347)	7,029
Non cash - mining tax expense [1]	3,327	3,036	3,400	4,298
Total non cash tax expense	(10,863)	8,081	(1,947)	11,327

Estimated current taxes payable - income tax	2,957	1,318	4,651	2,387
Estimated current taxes payable - mining tax	6,022	(2,808)	6,044	(4,043)
Total estimated current taxes payable	8,979	(1,490)	10,695	(1,656)
Tax (recovery) expense	(1,884)	6,591	8,748	9,671

1     Non cash tax expenses represent our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on the loss before tax for 2015 year-to-date was approximately  1.0% (2014 year-to-date - negative 54.4%). Applying the estimated Manitoba statutory income tax rate of 27.0% to our loss before taxes of $70.2 million would have resulted in a tax recovery of approximately $18.9 million; however we recorded an income tax recovery of $0.7 million (2014 year-to-date expense - $9.4 million). The significant items causing our effective income tax rate to be different than the 27.0% estimated Manitoba statutory income tax rate include:

•             Certain deductible temporary differences with respect to Manitoba were not recognized related to decommissioning and restoration and other employee benefit liabilities as we have determined that it is not probable that we will realize the recovery, adjusted for the application of the average annual effective tax rate methodology, resulting in an increase in deferred tax expense of approximately $8 million;

•             Certain taxable temporary differences were determined probable to reverse within the timeframe of the 15 year tax stability agreement in Peru and will be subject to the higher applicable tax rates in Peru, resulting in an increase in deferred tax expense of $6.8 million;

•             Certain foreign exchange losses of $6.5 million (2014 year-to-date - $4.6 million) are not deductible for local income tax purposes and therefore result in an increase in deferred tax expense of approximately $1.8 million; and,

•             Increases to our decommissioning and restoration liabilities resulting from a significant decrease in discount rates required us to record a corresponding non-cash increase to property, plant, and equipment. We recognized a deferred tax expense of $1.1 million (2014 year-to-date — $3.7 million) related to the increase in property, plant and equipment; however, we did not recognize a deferred tax recovery related to the increase in the decommissioning and restoration liabilities because we determined it is not probable that we will realize the benefit of the recovery.

Mining Tax Expense

Applying the Manitoba statutory income tax rate of 10.0% to our loss before taxes for the year-to-date period of $70.2 million would have resulted in a tax recovery of approximately $7.0 million and we recorded a mining tax expense of $9.5 million (2014 year-to-date - $0.3 million). For the 2015 year-to-date period, our effective rate for mining taxes was approximately negative 13.5% (2014 year-to-date - negative 1.5%). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description on how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

•             10% of total mining taxable profit if mining profit is $50 million or less;

•             15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•             17% of total mining taxable profit if mining profits exceed $105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and Modified Royalty, on companies’ operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at June 30, 2015 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Senior Secured Revolving Credit Facility

On March 13, 2015, we completed an expansion of our corporate revolving credit facility from US$100 million to US$300 million. Subsequently we received commitments from our current lenders to increase the size of the facility from US$300 million to US$400 million.

The new US$400 million revolving credit facility will be on substantially similar terms to the existing credit facility it will replace. It is intended to provide us with additional liquidity as the Constancia project ramps up to full production and to support our growth initiatives. The new credit facility matures in March 2018. As at June 30, 2015, we were in compliance with our covenants under the facility.

At June 30, 2015, $69.9 million (or US$56.0 million at June 30, 2015 exchange rates) of letters of credit had been advanced under the credit facility to support our reclamation obligations in Manitoba. In total, US$167.9 million was owing under the facility at June 30, 2015.

Equipment Finance Facility

In October 2013, we entered into an equipment financing facility to finance the purchase of components of the mobile fleet at our Constancia project. Loans pursuant to the equipment financing facility have a term of six years, amortized on a quarterly basis, and are secured by the financed equipment. As at June 30, 2015, we had approximately US$77.5 million owing under the facility.

Constancia Standby Credit Facility

In June 2014, we entered into a US$150 million standby credit facility to provide financing for expenditures on the Constancia project, if required. Drawdowns under the facility are repayable in quarterly instalments beginning December 31, 2015 and ending September 30, 2018. The facility is secured by the assets of our Peru business unit.  As at June 30, 2015, we had US$147.0 million owing under the facility.

Financial Condition

Financial Condition as at June 30, 2015 compared to December 31, 2014

Cash and cash equivalents decreased by $64.0 million from December 31, 2014 to $143.3 million as at June 30, 2015. This decrease was mainly a result of $321.7 million of investments primarily at our Constancia project, the $14.2 million acquisition of the NBM Mill, interest payments of $58.8 million, deposits of restricted cash in Peru of $27.7 million, principal payments of $9.2 million related to our equipment financing facility and dividends paid of $2.3 million. These amounts were partly offset by net borrowings from various long term financing facilities of $325.9 million, proceeds from the issuance of shares to acquire the NBM Mill of $16.0 million and $3.4 million of value added tax refunds from the Peruvian government. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital increased by $40.7 million to $141.8 million from December 31, 2014 to June 30, 2015. In addition to the decreased cash and cash equivalents position:

•             Receivables increased by $59.7 million, primarily due to an increase in the current portion of the statutory receivable related to the Peruvian sales tax due to the timing of expected receipts;

•             Inventories increased by $89.7 million as a result of timing of concentrate shipments;

•             Trade and other payables decreased by $21.5 million primarily as a result of reduced development activities at Constancia and timing of interest payments on long-term debt;

•             Current portion of long-term debt increased by $56.0 million in relation to the Constancia standby credit facility; and

•             Current portion of deferred revenue increased by $9.1 million in relation to anticipated precious metals production.

Cash Flows

The following table summarizes our cash flows for the three months and three and six months ended June 30, 2015 and June 30, 2014.

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ thousands)	2015	2014	2015	2014

(Loss) profit for the period	(55,218)	252	(78,921)	(26,967)
Tax (recovery) expense	(1,884)	6,591	8,748	9,671
Items not affecting cash	79,232	7,815	117,005	28,235
Taxes recovered	(1,469)	(2,894)	(2,115)	(3,809)
Operating cash flows before change in non-cash working capital	20,661	11,764	44,717	7,130
Precious metal stream deposit	—	—	—	139,287
Change in non-cash working capital	(3,480)	(21,310)	(26,341)	(40,389)
Cash used in operating activities	17,181	(9,546)	18,376	106,028
Cash used in investing activities	(168,359)	(221,852)	(361,262)	(403,058)
Cash used in financing activities	174,510	27,600	270,265	209,310
Effect of movement in exchange rates on cash and cash equivalents	(2,585)	(12,920)	8,619	3,576
Increase (decrease) in cash and cash equivalents	20,747	(216,718)	(64,002)	(84,144)

Cash Flow from Operating Activities

Operating cash flow before change in non cash working capital was $20.7 million for the second quarter of 2015, a $8.9 million increase compared with the same period in 2014. This increase was primarily as a result of the completion of the Constancia mine, which resulted in higher sales volumes.

Year-to-date operating cash flow before change in non cash working capital in 2015 was $44.7 million, reflecting an increase of $37.6 million compared to 2014, mainly as a result of the completion of the Constancia mine, higher copper sales volumes from the ramp up of both our Lalor and Reed mines and the favourable impact of a stronger US dollar on sales.

Cash Flow from Investing and Financing Activities

During the second quarter of 2015 our investing and financing activities generated cash of $6.2 million. The net inflow of cash is the result of net borrowings on various long term financing facilities of $166.2 million and proceeds from the issuance of equity, which were utilized to purchase the New Britannia asset of $16.0 million. This was partially offset by capital expenditures of $152.2 million and the acquisition of the NBM Mill for $14.2 million.

Year-to-date, we used $91.0 million in investing and financing activities primarily driven by capital expenditures of $317.0 million, the net amount paid for the acquisition of the NBM Mill for $14.2 million, and interest payments of $58.8 million. In addition, we reclassified $27.7 million from cash and cash equivalents to restricted cash as Hudbay Peru was required to provide a letter of credit as a second annual deposit of security with respect to its decommissioning and restoration obligations. These activities were partly offset by net borrowings of $325.9 million related to various long term financing facilities and proceeds of $16.0 million from the issuance of equity, which were utilized to purchase the New Britannia assets.

Capital Expenditures

The following summarizes cash additions to capital assets for the periods indicated:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ millions)	2015	2014	2015	2014

Manitoba sustaining capital expenditures	18.8	25.6	42.2	49.8
Peru sustaining capital expenditures [1]	55.1	—	83.6	—
Sustaining capital expenditures	73.9	25.6	125.8	49.8
Lalor Project	1.8	15.3	1.9	29.1
Peru project and pre-commercial production [1]	64.0	206.5	156.4	369.5
Rosemont Project	13.8	—	24.8	—
Reed Project	—	(2.7)	—	2.3
Growth capital expenditures	79.6	219.1	183.1	400.9
Capital accruals for the period	(1.3)	(1.7)	8.1	(0.3)
Total	152.2	243.0	317.0	450.4

1     Peru capital expenditures include pre-production net revenues and are reported net of capital accruals.

Our capital expenditures for the three months ended June 30, 2015 were $152.2 million, a decrease of $90.8 million compared to the same period in 2014. The decrease is primarily due to decreased expenditures at our Constancia project due to the completion of the Constancia mine during the second quarter of 2015. This was partially offset by Rosemont project costs and higher sustaining capital to support our Lalor and Reed mines.

Our capital expenditures for the six months ended June 30, 2015 decreased by $133.4 million compared to the same period in 2014, primarily due to decreased capitalized expenditures at our Constancia project due to completion of the Constancia mine.

The following summarizes accrued additions to capital assets for the periods indicated:

	Three months ended		Six months ended		2015
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Full Year
(in $ millions)	2015	2014	2015	2014	Guidance

Manitoba sustaining capital expenditures	15.4	25.2	36.8	48.9	140.0
Peru sustaining capital expenditures	58.7	—	87.2	—	180.0
Sustaining capital expenditures	74.1	25.2	124.0	48.9	320.0
Arizona capitalized costs	13.8	—	24.8	—	60.0
Peru other capitalized costs	(48.7)	260.0	49.1	457.5
Manitoba other capitalized costs	(3.0)	(1.7)	12.6	24.1
Other capitalized costs	(37.9)	258.3	86.5	481.6
Total	36.2	283.5	210.5	530.5

Capital expenditures for the full year 2015 (not including pre-commercial production costs) are expected to be in line with guidance in their local currencies; however, as Peru and Arizona capital expenditures are primarily in US dollars, if the Canadian dollar-US dollar exchange rate remains higher than the 1.10 rate assumed for guidance purposes, actual spending in Canadian dollar terms will be higher.

Other Peru capitalized costs include capitalized interest as well as capitalized pre-commercial production operating costs, net of pre-commercial production sales receipts. Other Manitoba capitalized costs includes capitalized exploration and decommissioning and restoration adjustments.

Capital Commitments

As at June 30, 2015, we had outstanding capital commitments in Canada of approximately $29.9 million primarily related to committed mobile equipment purchases for Lalor and 777, none of which can be terminated by Hudbay, approximately $186.7 million in Peru related to sustaining capital costs, of which all can be terminated by Hudbay and approximately $328.4 million in Arizona, primarily related to the Rosemont project and expected to be paid after the commencement of Rosemont construction, of which approximately $192.1 million cannot be terminated by Hudbay.

Liquidity

At June 30, 2015, we had total pro-forma available and committed liquidity of approximately $436.6 million, including $143.3 million in cash and cash equivalents and availability under our committed credit facilities. In the second half of 2015, we expect to realize over $100 million in cash flow from the sale of excess copper concentrate inventory and value added tax refunds from the Peruvian government. We expect that our current liquidity and these expected cash flows will be sufficient to meet our liquidity needs for 2015.

To the extent that metals prices decline materially from current levels or we have other unanticipated demands on liquidity, we may need to raise additional financing or pursue other corporate initiatives.

Outstanding Share Data

As of July 28, 2015, there were 235,231,688 common shares of Hudbay issued and outstanding. In addition, Hudbay warrants to acquire an aggregate of 21,830,490 common shares of Hudbay were outstanding and Augusta warrants to acquire an aggregate of 1,039,500 common shares of Hudbay and 561,000 warrants of Hudbay were outstanding; there were also options for an aggregate of 1,924,189 common shares outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2015		2014				2013
(in $ thousands)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	185,779	160,652	128,416	185,431	139,329	106,779	136,082	130,179
Profit (loss) before tax	(57,102)	(13,076)	(28,750)	57,586	6,843	(24,139)	(33,693)	9,650
Profit (loss)	(55,218)	(23,708)	49,583	49,248	252	(27,219)	(61,481)	2,985
Earnings (loss) per share:
Basic	(0.24)	(0.10)	0.21	0.22	—	(0.15)	(0.32)	0.03
Diluted	(0.24)	(0.10)	0.21	0.22	—	(0.15)	(0.32)	0.03
Operating cash flow per share[1]	0.09	0.10	(0.01)	0.05	0.06	(0.02)	—	0.07

1     Operating cash flow per share is before stream deposit and change in non-cash working capital. It is a non IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, refer to page 28 of this MD&A.

With both the Lalor and Reed mines achieving commercial production in 2014, copper production volumes have increased compared to 2013 and the beginning of 2014. In addition, during the second quarter of 2015, Constancia achieved commercial production with associated net proceeds from sales related to pre-production being credited to property, plant and equipment. Constancia reported sales revenue from shipments in late June which resulted in an increase in sales compared to previous quarters. There were a number of non-cash accounting adjustments in the second quarter of 2015 including the negative impact to cost of sales of the $21.1 million charge related to pension enhancements which arose as a result of new collective agreements with six of the seven unions in Manitoba. In addition, during the second quarter of 2015, we recognized an impairment on our Lalor concentrator assets of $24.6 million as a result of the decision not to proceed with construction of a new concentrator at Lalor following from the acquisition of the NBM Mill in May 2015. Lastly, with the completion of the Constancia project we recorded $16.3 million of interest expense in our statements of income which would have previously been capitalized interest costs.

In the first quarter of 2015, sales revenue and operating cash flow per share increased primarily as a result of higher copper and zinc sales volumes offset partially by lower realized copper prices. The continuing strengthening of the US dollar against the Canadian dollar positively impacted revenues while negatively impacting net profit as a result of unrealized losses on the revaluation of net liability monetary items.

The fourth quarter of 2014 benefited from higher zinc metal production volumes and higher zinc realized prices causing zinc revenues to increase. The fourth quarter of 2014 also benefited from favourable movements in foreign exchange rates and favourable mark-to-market adjustments on certain financial instruments. However, this was offset by lower copper sales volumes due to the timing of shipments and lower realized copper prices causing a net decrease in revenues and pre-tax profit for the fourth quarter 2014.  Profit, after tax, was higher in the fourth quarter of 2014 as a result of deferred tax recoveries of $78.3 million resulting from the recognition of previously unrecognized deductible temporary differences in both Peru and Manitoba.

The third quarter of 2014 benefited from increases in copper output and also from the one-time gain on disposition of previously owned shares in Augusta of $50.3 million. In addition, the first quarterly mark-to-market adjustment related to the Hudbay warrant consideration paid to Augusta shareholders and the Augusta warrants that we assumed in connection with the acquisition resulted in a gain of $22.0 million. However, these gains were offset by $12.0 million of costs in connection with the acquisition of Augusta during the third quarter of 2014. The volatile currency markets continued in the third quarter of 2014 resulting in a loss on foreign exchange of $10.5 million.

The second quarter of 2014 benefited from the aforementioned increase in copper output and also from foreign exchange gains of $9.1 million as a result of a stronger Canadian dollar against the US dollar, which favourably impacts translation of our unsecured notes. The loss in the first quarter of 2014 was related to a loss on disposal of Hudbay Michigan of $6.5 million and foreign exchange losses of $8.6 million incurred from the weakening of the Canadian dollar against the US dollar.

The loss in the fourth quarter of 2013 included foreign currency translation losses, an impairment charge on the Back Forty project and deferred tax expense associated with Peruvian items. The profits in the third quarter of 2013 was mainly a result of finance gains related to foreign exchange gains as well as a lower tax expense as a result of lower gross margin. The loss in the second quarter of 2013 was mainly the result of foreign exchange loss and deferred tax expense on the translation of Peruvian tax basis.

Operating cash flow per share was higher in the first and second quarters of 2015 and the second, third and fourth quarters of 2014, compared to the first quarter of 2014, as a result of higher revenues derived mostly from higher zinc, gold and silver realized prices and sustained production volumes. In general, over the past eight quarters, revenues have varied as a result of volatile commodity prices and the timing of shipments.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow per share and cash cost per pound of copper produced are included in this MD&A because we believe that, in the case of operating cash flow per share, it helps investors and management to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash cost per pound of copper produced, it helps investors assess the performance of our operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating Cash Flow per Share

The following table presents our calculation of operating cash flow per share for the three months and  three and six months ended June 30, 2015 and June 30, 2014:

	Three months ended		Six months ended
(in $ thousands, except shares and	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
per share amounts)	2015	2014	2015	2014

Operating cash flows before stream deposit and change in non-cash working capital	20,661	11,764	44,717	7,130
Weighted average shares outstanding - basic	234,588,385	193,015,043	234,109,246	189,542,667
Operating cash flows per share [1]	$0.09	$0.06	$0.19	$0.04

1     Operating cash flow per share is before stream deposit and change in non-cash working capital. It is a non IFRS financial performance measure with no standardized meaning under IFRS.

Reconciliation of Cash Cost, After By-product Credits (non-IFRS) to Cost of Sales (IFRS)

Cash cost per pound of copper produced (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been, and is expected to be, the largest component of revenues. Two changes have been made to the cash cost calculation beginning with the period ended June 30, 2015.  First, the basis of measurement has been changed from pounds of copper sold to pounds of copper produced.  This change has been made to better align the costs of production in the same period as the copper produced and reduce variation in cash cost due to inventory sales timing.  Second, royalties have been removed from the cash cost.  This change increases consistency between our cash cost calculation and industry peers.  The calculation is presented in two manners:

•             Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, and an increase in production of zinc metal will tend to result in an increase in cash costs under this measure.

•             Cash cost, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, silver, and molybdenum are significant and are integral to the economics of our Company. The economics that support our decision to produce and sell copper would be different if our Company did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

The tables below present a detailed build-up of cash cost by business unit in addition to reconciliations between cash cost, after by-product credits to the most comparable GAAP measures of cost of sales for the three and six-month periods ended June 30, 2015 and 2014. Cash costs, net of by-product credits per pound of copper produced may not calculate based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended		Six months ended
Net pounds of copper produced[1]	Jun. 30, 2015	Jun. 30, 2014	Jun. 30, 2015	Jun. 30, 2014
(in thousands)
Manitoba	21,469	21,557	45,647	36,850
Peru	39,991	—	39,991	—
Net pounds of copper produced[1]	61,460	21,557	85,638	36,850

Consolidated	Three months ended				Six months ended
Cash costs per pound of	Jun. 30, 2015		Jun. 30, 2014		Jun. 30, 2015		Jun. 30, 2014
copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Cash cost, before by-product credits	182,965	2.98	123,039	5.71	306,732	3.58	229,436	6.23
By-product credits	(85,783)	(1.40)	(75,467)	(3.50)	(166,154)	(1.94)	(136,938)	(3.72)
Cash cost, net of by-product credits	97,182	1.58	47,572	2.21	140,578	1.64	92,498	2.51
Average US$/C$ exchange rate	1.23		1.08		1.24		1.08
Cash cost, net of by-product credits - US$	79,048	1.29	44,048	2.04	113,802	1.33	85,646	2.32

1     Contained copper in concentrate, exclusive of Constancia copper produced prior to the achievement of commercial production on May 1, 2015.

Consolidated	Three months ended				Six months ended
Supplementary cash cost	Jun. 30, 2015		Jun. 30, 2014		Jun. 30, 2015		Jun. 30, 2014
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Zinc	74,228	1.21	59,944	2.78	140,997	1.65	112,133	3.04
Gold	23,377	0.38	25,928	1.20	42,495	0.50	40,043	1.09
Silver	8,656	0.14	4,244	0.20	11,111	0.13	6,587	0.18
Other	766	0.01	1,262	0.06	2,455	0.03	2,246	0.06
Total by-product credits	107,027	1.74	91,378	4.24	197,058	2.30	161,009	4.37
Less: deferred revenue	(18,593)	(0.30)	(15,454)	(0.72)	(28,253)	(0.33)	(22,515)	(0.61)
Less: pre-production credits	(2,651)	(0.04)	(457)	(0.02)	(2,651)	(0.03)	(1,556)	(0.04)
Total by-product credits, net of pre-production credits	85,783	1.40	75,467	3.50	166,154	1.94	136,938	3.72
Reconciliation to IFRS:
Cash cost, net of by-product credits	97,182		47,572		140,578		92,498
By-product credits	107,027		91,378		197,058		161,009
Change in deferred revenues	(18,593)		(15,454)		(28,253)		(22,515)
Pre-production revenues	(2,651)		(457)		(2,651)		(1,556)
Treatment and refining charges [2]	(14,550)		(8,781)		(24,704)		(13,836)
Share based payment	303		400		611		642
Pension enhancement	21,101		—		21,101		—
Adjustments related to zinc inventory write-off (reversals)	—		(5,685)		—		(5,011)
Change in product inventory	(48,905)		(10,191)		(52,080)		(33,436)
Royalties	2,546		2,721		4,152		4,990
Depreciation and amortization	37,145		23,716		69,088		39,143
Cost of sales	180,605		125,219		324,900		221,928

1     Per pound of copper produced.

2     Excludes $9,500 of treatment and refining charges which were incurred prior to commercial production.

Manitoba	Three months ended		Six months ended
(in thousands)	Jun. 30, 2015	Jun. 30, 2014	Jun. 30, 2015	Jun. 30, 2014

Pounds of copper produced[1]	21,469	21,557	45,647	39,092
Less: pre-production pounds of copper produced[1]	—	—	—	(2,244)
Net pounds of copper produced[1]	21,469	21,557	45,647	36,848

Manitoba	Three months ended				Six months ended
Cash cost per pound of	Jun. 30, 2015		Jun. 30, 2014		Jun. 30, 2015		Jun. 30, 2014
copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Mining	41,245	1.92	31,008	1.44	78,343	1.72	60,186	1.63
Milling	12,072	0.56	10,218	0.47	24,411	0.53	20,590	0.56
Refining (zinc)	19,019	0.89	19,559	0.91	40,069	0.88	41,031	1.11
G&A	18,304	0.85	14,052	0.65	33,900	0.74	30,659	0.83
Purchased ore and zinc concentrates	12,993	0.61	31,524	1.46	29,095	0.64	49,051	1.33
Onsite costs	103,633	4.83	106,361	4.93	205,818	4.51	201,517	5.47
Treatment & refining	9,064	0.42	8,781	0.41	19,218	0.42	13,836	0.38
Freight & other	9,122	0.42	7,897	0.37	20,550	0.45	14,083	0.38
Cash cost, before by-product credits	121,819	5.67	123,039	5.71	245,586	5.38	229,436	6.23
By-product credits	(85,218)	(3.97)	(75,467)	(3.50)	(165,589)	(3.63)	(136,938)	(3.72)
Cash cost, net of by-product credits	36,601	1.70	47,572	2.21	79,997	1.75	92,498	2.51
Average US$/C$ exchange rate	1.23		1.08		1.24		1.08
Cash cost, net of by-product credits - US$	29,771	1.39	44,048	2.04	64,759	1.42	85,646	2.32

1     Contained copper in concentrate.

Manitoba	Three months ended				Six months ended
Supplementary cash cost	Jun. 30, 2015		Jun. 30, 2014		Jun. 30, 2015		Jun. 30, 2014
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Zinc	74,228	3.46	59,944	2.78	140,997	3.09	112,133	3.04
Gold	20,795	0.97	25,928	1.20	39,913	0.87	40,043	1.09
Silver	3,297	0.15	4,244	0.20	5,752	0.13	6,587	0.18
Other	766	0.04	1,262	0.06	2,455	0.05	2,246	0.06
Total by-product credits	99,086	4.62	91,378	4.24	189,117	4.14	161,009	4.37
Less: deferred revenue	(13,868)	(0.65)	(15,454)	(0.72)	(23,528)	(0.52)	(22,515)	(0.61)
Less: pre-production credits	—	—	(457)	(0.02)	—	—	(1,556)	(0.04)
Total by-product credits, net of pre-production credits	85,218	3.97	75,467	3.50	165,589	3.63	136,938	3.72

Reconciliation to IFRS:
Cash cost, net of by-product credits	36,601		47,572		79,997		92,498
By-product credits	99,086		91,378		189,117		161,009
Change in deferred revenues	(13,868)		(15,454)		(23,528)		(22,515)
Pre-production revenues	—		(457)		—		(1,556)
Treatment and refining charges	(9,064)		(8,781)		(19,218)		(13,836)
Share based payment	303		400		611		642
Pension enhancement	21,101		—		21,101		—
Adjustments related to zinc inventory write-off (reversals)	—		(5,685)		—		(5,011)
Change in product inventory	(19,658)		(10,191)		(22,833)		(33,436)
Royalties	2,021		2,721		3,627		4,990
Depreciation and amortization	25,792		23,716		57,735		39,143
Cost of sales	142,314		125,219		286,609		221,928

1     Per pound of copper produced.

In Manitoba cash cost net of by-product credits in the second quarter of 2015 was US$1.39/lb a decrease of US$0.65/lb, compared to the same period of 2014.  The decrease is largely the result of less reliance on purchased zinc concentrates, increased zinc by-product credits, and the effect of foreign exchange on Canadian dollar denominated costs in the quarter. Purchased zinc concentrate requirements decreased significantly as a result of higher production at Lalor following completion of the production shaft in the third quarter of 2014.  Zinc plant production and sales volume levels in the current quarter were 9% and 5% higher respectively versus the comparative quarter as a result of greater availability of zinc concentrates and its positive effect on plant utilization.  Zinc by-product credits were also favourably impacted by a 5% increase in realized zinc price in the current quarter.  The Canadian dollar weakened 13% relative to the US dollar versus the comparative quarter, partially offsetting a 29% increase in mining and milling costs in Canadian dollar terms.

Year-to-date cash cost net of by-product credits in Manitoba was US$1.42/lb, compared to US$2.32/lb in 2014.  Similar to the current quarter variance, the year-to-date variance is largely the result of reduced purchased zinc concentrate usage, higher zinc by-product credits, and the effect of foreign exchange on Canadian dollar denominated costs in the quarter.

	Three months ended		Six months ended
Peru	Jun. 30, 2015	Jun. 30, 2014	Jun. 30, 2015	Jun. 30, 2014
(in thousands)
Pounds of copper produced[1]	58,365	—	67,273	—
Less: pre-production production of copper produced[1]	(18,374)	—	(27,282)	—
Net pounds of copper produced[1]	39,991	—	39,991	—

Peru	Three months ended				Six months ended
Cash cost per pound of copper	Jun. 30, 2015		Jun. 30, 2014		Jun. 30, 2015		Jun. 30, 2014
produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Mining	10,654	0.27	—	—	10,654	0.27	—	—
Milling	26,438	0.66	—	—	26,438	0.66	—	—
G&A	8,659	0.22	—	—	8,659	0.22	—	—
Onsite costs	45,751	1.14	—	—	45,751	1.14	—	—
Treatment & refining	5,486	0.14	—	—	5,486	0.14	—	—
Freight & other	9,909	0.25	—	—	9,909	0.25	—	—
Cash cost, before by-product credits	61,146	1.53	—	—	61,146	1.53
By-product credits	(565)	(0.01)	—	—	(565)	(0.01)	—	—
Cash cost, net of by-product credits	60,581	1.51	—	—	60,581	1.51	—	—
Average US$/C$ exchange rate	1.23		—		1.24		—
Cash cost, net of by-product credits - US$	49,277	1.23	—	—	49,043	1.23	—	—

1     Contained copper in concentrate.

Peru	Three months ended				Six months ended
Supplementary cash cost	Jun. 30, 2015		Jun. 30, 2014		Jun. 30, 2015		Jun. 30, 2014
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Gold	2,582	0.06	—	—	2,582	0.06	—	—
Silver	5,359	0.13	—	—	5,359	0.13	—	—
Total by-product credits	7,941	0.20	—	—	7,941	0.20	—	—
Less: deferred revenue	(4,725)	(0.12)	—	—	(4,725)	(0.12)	—	—
Less: pre-production credits	(2,651)	(0.07)	—	—	(2,651)	(0.07)	—	—
Total by-product credits, net of pre-production credits	565	0.01	—	—	565	0.01	—	—
Reconciliation to IFRS:
Cash cost, net of by-product credits	60,581		—	60,581		—
By-product credits	7,941		—	7,941		—
Change in deferred revenues	(4,725)		—	(4,725)		—
Pre-production revenues	(2,651)		—	(2,651)		—
Treatment and refining charges[2]	(5,486)		—	(5,486)		—
Change in product inventory	(29,247)		—	(29,247)		—
Royalties	525		—	525		—
Depreciation and amortization	11,353		—	11,353		—
Cost of sales	38,291		—	38,291		—

1     Per pound of copper produced.

2     Excludes $9,500 of treatment and refining charges which were incurred prior to commercial production.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards adopted in 2015

For information on our adoption of new accounting standards, refer to note 3 of our June 30, 2015 condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our June 30, 2015 condensed consolidated interim financial statements.

Estimates and judgements

For information on significant areas requiring us to make estimates and judgements, refer to note 2 of our June 30, 2015 condensed consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the quarter ended June 30, 2015 that materially affected or are reasonably likely to materially affect our ICFR.